UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 3)

Responsys, Inc.

(Name of Subject Company)

Responsys, Inc.

(Name of Person(s) Filing Statement)

Common Stock, $0.0001 Par Value Per Share

(Title of Class of Securities)

761248103

(CUSIP Number of Class of Securities)

Daniel D. Springer

Chief Executive Officer

Responsys, Inc.

1100 Grundy Lane, 3rd Floor

San Bruno, CA 94066

(650) 745-1700

(Name, Address and Telephone Number of Person Authorized to Receive Notice and Communications

on Behalf of the Person(s) Filing Statement)

With a copy to:

Jeffrey R. Vetter, Esq. Scott B. Joachim, Esq. Fenwick & West LLP 801 California Street Mountain View, California 94041 (650) 988-8500	Julian K. Ong, Esq. Senior Vice President, General Counsel and Secretary Responsys, Inc. 1100 Grundy Lane, 3rd Floor San Bruno, CA 94066 (650) 745-1700

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 3 (this “Amendment”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 of Responsys, Inc., a Delaware corporation (the “Company”), initially filed on January 8, 2014 (“Initial Schedule 14D-9”). The Initial Schedule 14D-9 and this Amendment relate to the cash tender offer by Raptor Oak Acquisition Corporation, a Delaware corporation (“Purchaser”), which is a wholly-owned subsidiary of OC Acquisition LLC, a Delaware limited liability company (“Parent”), which is a wholly-owned subsidiary of Oracle Corporation, a Delaware Corporation (“Oracle”), to purchase all issued and outstanding shares of the Company’s common stock, par value $0.0001 per share, at a purchase price of $27.00 per share, payable net to the sellers in cash, without interest thereon and subject to any required withholding of taxes required by applicable law upon the terms and subject to the conditions set forth in the Offer to Purchase dated January 8, 2014 (as it may be amended or supplemented, “Offer to Purchase”), and in the related Letter of Transmittal, which were filed with the Initial Schedule 14D-9 and incorporated by reference as Exhibits (a)(1)(i) and (a)(1)(ii) thereto, respectively, and are incorporated herein by reference.

Item 8.	Additional Information

Item 8 of the Initial Schedule 14D-9 is hereby amended and supplemented by adding the following to the end of such Item 8:

“The Offer and withdrawal rights expired as scheduled at 12:00 midnight, New York City time, at the end of the day on February 5, 2014 (such date and time, the “Expiration Time”), without being extended. American Stock Transfer & Trust Company, LLC, which is the depositary for the Offer, has advised that, as of the Expiration Time, 41,588,443 Shares had been validly tendered and not properly withdrawn pursuant to the Offer, representing approximately 79% of the aggregate number of then issued and outstanding Shares. In addition, the Company advised Purchaser that 5,462,979 Shares were subject to exercisable securities at the Expiration Time. Accordingly, the Minimum Condition (as defined in the Merger Agreement, which is attached as Exhibit (e)(1) of the Initial Schedule 14D-9) has been satisfied. As a result of the satisfaction of the Minimum Condition and each of the other conditions to the Offer, Purchaser has accepted for payment all Shares that were validly tendered and not properly withdrawn pursuant to the Offer. In addition, American Stock Transfer & Trust Company has advised that, as of the Expiration Time, 5,486,118 Shares have been tendered by Notice of Guaranteed Delivery, representing approximately 10% of the aggregate number of then issue and outstanding Shares.

“As a result of its acceptance of the Shares tendered pursuant to the Offer and in accordance with Section 251(h) of the DGCL, Purchaser owns at least the percentage of Shares that would be required to adopt the Merger Agreement by a vote of the stockholders of the Company. Pursuant to Section 251(h) of the DGCL, subject to the satisfaction of the remaining conditions set forth in the Merger Agreement, Oracle, Parent and Purchaser intend to complete the acquisition of the Company through the Merger as promptly as practicable without a meeting of stockholders of the Company. At the effective time of, and as a result of, the Merger, each Share issued and outstanding immediately prior to the effective time of the Merger will be converted into the right to receive the Offer Price, in cash, without interest thereon and subject to any required tax withholding, other than (i) Shares held by the Company as treasury stock, by any subsidiary of the Company or by Oracle, Parent, Purchaser or any of their respective subsidiaries and (ii) Shares held by stockholders who properly exercise appraisal rights under the DGCL. In addition, at the effective time of and as a result of the Merger, pursuant to the terms and subject to the conditions of the Merger Agreement, each equity award of the Company, whether vested or unvested, that is outstanding immediately prior to the effective time of the Merger and then held by an employee or consultant of the Company or any of its subsidiaries, will be assumed by Oracle and converted, in accordance with an exchange ratio based on the Offer Price, into a substantially equivalent option, restricted stock unit or restricted stock award of Oracle denominated in shares of the common stock of Oracle.

“Following the Merger, the Shares will no longer be listed on NASDAQ Global Select Market.”

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Responsys, Inc.

By:	/s/ Daniel D. Springer
Name:	Daniel D. Springer
Title:	Chief Executive Officer
Date:	February 6, 2014